Exemption Order
82-5166

APF ENERGY

04054145

SUPPL

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust Announces Distribution of $0.16 per Unit

December 15, 2004 - APF Energy Trust announces it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on January 17, 2005 to unitholders of record on December 31, 2004. The ex-distribution date is December 29, 2004.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

BILANS CONSOLIDÉS (non vérifiés)

	30 septembre 2004	31 décembre 2003
		Retraités (note 2)
	(en milliers)	(en milliers)
ACTIF		
Actif à court terme		
Encaisse	**894**	1 381
Comptes débiteurs	**40 053**	27 542
Perte sur instruments dérivés (note 6)	**244**	-
Autres éléments d'actif à court terme	**5 136**	3 506
	46 327	32 429
Fonds de mise hors service d'immobilisations	**3 400**	2 342
Écart d'acquisition	**118 479**	48 230
Immobilisations	**663 207**	413 706
	831 413	496 707
PASSIF		
Passif à court terme		
Comptes créditeurs et charges à payer	**45 819**	36 711
Passif lié aux instruments dérivés (note 6)	**12 452**	-
Distributions en espèces à payer (note 3)	**9 231**	5 963
	67 502	42 674
Impôts sur les bénéfices futurs	**92 423**	63 991
Dette à long terme (note 8)	**150 000**	98 000
Obligation liée à la mise hors service d'immobilisations (note 5)	**30 836**	21 803
	340 761	226 468
CAPITAUX PROPRES		
Compte de placement des porteurs de parts (note 7)	**598 070**	324 317
Surplus d'apport	**1 706**	1 241
Bénéfices non répartis	**98 594**	79 895
Distributions en espèces cumulées (note 3)	**(248 225)**	(179 363)
Débentures convertibles	**46 247**	46 466
Intérêts courus sur les débentures convertibles	**(5 740)**	(2 317)
	490 652	270 239
	831 413	496 707

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (non vérifiés)

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2004	2003	**2004**	2003
		Retraités (note 2)		Retraités (note 2)
	(en milliers)	(en milliers)	**(en milliers)**	(en milliers)
Produits				
Pétrole et gaz	**74 184**	41 789	**178 242**	132 893
Perte matérialisée sur instruments dérivés, montant net	**(5 949)**	(772)	**(10 304)**	(3 521)
Perte non matérialisée sur instruments dérivés, montant net (note 6)	**(6 086)**	-	**(11 575)**	-
Redevances, déduction faite du CIAR	**(13 912)**	(7 233)	**(34 459)**	(24 906)
Transports	**(1 461)**	(1 047)	**(818)**	(3 024)
	46 776	32 737	**118 086**	101 442
Charges				
Exploitation	**16 438**	8 403	**36 160**	22 751
Frais généraux et administratifs	**2 722**	2 334	**7 438**	6 042
Intérêts sur la dette à long terme	**1 594**	877	**3 849**	3 084
Épuisement, amortissement et désactualisation	**29 023**	12 799	**69 889**	35 686
Charge de rémunération à base d'actions (note 7)	**790**	434	**989**	659
Impôts sur le capital et autres impôts	**948**	572	**2 364**	2 096
	51 515	25 419	**120 689**	70 318
Bénéfice (perte) avant impôts sur les bénéfices futurs	**(4 739)**	7 318	**(2 603)**	31 124
Économie d'impôts sur les bénéfices futurs	**(9 200)**	(3 800)	**(21 304)**	(14 659)
Bénéfice net	**4 461**	11 118	**18 701**	45 783
Bénéfices non répartis au début de la période, retraités	**94 135**	70 254	**78 637**	35 589
Application rétroactive d'une modification de convention comptable (note 2)	**-**	-	**1 258**	-
Bénéfices non répartis à la fin de la période, retraités	**98 596**	81 372	**98 596**	81 372
Bénéfice net par part – de base [1]	**0,06 $**	0,32 $	**0,34 $**	1,50 $
Bénéfice net par part – dilué	**0,06 $**	0,31 $	**0,34 $**	1,46 $

1) Le bénéfice net a été réduit des intérêts courus sur les débentures convertibles.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE (non vérifiés)

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2004	2003	**2004**	2003
	(en milliers)	Retraités (note 2) (en milliers)	**(en milliers)**	Retraités (note 2) (en milliers)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS SUIVANTES :				
Activités d'exploitation				
Bénéfice net de la période	**4 461**	11 118	**18 701**	45 783
Éléments hors trésorerie				
Épuisement, amortissement et désactualisation	**29 023**	12 799	**69 889**	35 686
Impôts sur les bénéfices futurs	**(9 200)**	(3 800)	**(21 304)**	(14 659)
Perte non matérialisée sur instruments dérivés, montant net (note 6)	**6 086**	-	**11 575**	-
Charge de rémunération à base d'actions	**790**	434	**989**	659
Dépenses liées à la mise hors service d'immobilisations (note 5)	**(286)**	(23)	**(419)**	(181)
	30 874	20 528	**79 431**	67 288
Variation nette des éléments hors caisse du fonds de roulement				
Comptes débiteurs	**4 017**	2 491	**1 596**	5 735
Autres éléments d'actif à court terme	**(205)**	9 393	**(933)**	(151)
Comptes créditeurs et charges à payer	**(1 852)**	2 233	**(9 121)**	3 572
Passifs liés aux instruments dérivés (note 6)	**633**	-	**633**	-
Montant à payer à APF Management	**-**	-	**-**	(3 923)
	2 593	14 117	**(7 825)**	5 233
Cotisations au fonds de mise hors service d'immobilisations, montant net	**(249)**	(460)	**(1 058)**	(1 268)
	33 218	34 185	**70 548**	71 253
Activités d'investissement				
Acquisition de Great Northern (note 4)	**148**	-	**(65 405)**	-
Acquisition de Hawk Oil	**-**	-	**-**	(3 457)
Acquisition de Nycan Energy	**-**	-	**-**	(34 287)
Acquisition de CanScot Resources	**-**	(20 516)	**-**	(20 516)
Nouvelles immobilisations	**(15 231)**	(10 360)	**(32 984)**	(21 653)
Achat de propriétés pétrolières et gazières	**(14)**	(18 156)	**(6 587)**	(25 644)
Produit de la cession de propriétés	**-**	2 069	**199**	2 331
Variation des éléments hors caisse du fonds de roulement – investissement	**1 085**	1 814	**(1 433)**	997
	(14 012)	(45 149)	**(106 210)**	(102 229)
Activités de financement				
Émission de parts contre espèces	**35 030**	-	**90 426**	55 670
Émission de parts dans le cadre du régime de réinvestissement des distributions	**10 748**	-	**27 945**	-
Émission de parts contre espèces à l'exercice d'options sur actions	**1 156**	629	**2 937**	1 469
Débentures convertibles, déduction faite des frais	**-**	47 684	**-**	47 684
Intérêts sur débentures convertibles	**(1 163)**	(1 137)	**(3 424)**	(1 137)
Frais d'émission des parts	**(2 028)**	(41)	**(5 241)**	(3 335)
(Remboursement) produit de l'émission de titres d'emprunt à long terme, montant net	**(40 000)**	(18 150)	**(11 874)**	(20 920)
Distributions en espèces	**(26 517)**	(18 910)	**(68 862)**	(50 891)
Variation des éléments hors caisse du fonds de roulement – financement	**780**	(549)	**3 268**	2 362
	(21 994)	9 526	**35 175**	30 902
Variation de l'encaisse au cours de la période	**(2 788)**	(1 438)	**(487)**	(74)
Encaisse au début de la période	**3 682**	2 314	**1 381**	950
Encaisse à la fin de la période	**894**	876	**894**	876

Renseignements supplémentaires (note 9)

1. PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables et méthodes de calcul que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2003, sauf tel qu'il est décrit à la note 2 ci-dessous. Les états financiers consolidés intermédiaires doivent être lus en tenant compte des états financiers consolidés et des notes y afférentes présentés dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2003.

2. MODIFICATION DE CONVENTION COMPTABLE

Obligations liées à la mise hors service d'immobilisations

Au premier trimestre de 2004, APF a adopté les recommandations du chapitre 3110 du *Manuel de l'Institut Canadien des Comptables Agréés* (l'« ICCA ») intitulé « Obligations liées à la mise hors service d'immobilisations ». Cette modification de convention comptable a été appliquée rétroactivement, et les périodes antérieures présentées à des fins de comparaison ont été retraitées.

Cette nouvelle norme exige la constatation de l'obligation liée aux coûts futurs de restauration des lieux des immobilisations corporelles à long terme dans les états financiers. Ce passif comprendrait la participation nette d'APF dans les puits productifs et dans les installations de traitement. Le passif relatif aux obligations futures liées à la mise hors service d'immobilisations est porté aux états financiers au moment où il est engagé.

L'obligation liée à la mise hors service d'immobilisations est constatée initialement à la juste valeur estimative comme le passif à long terme, une augmentation correspondante étant portée au poste des immobilisations. L'amortissement des immobilisations est imputé aux charges selon la méthode de l'amortissement proportionnel au rendement. Le passif est majoré à chaque période de présentation de l'information financière pour tenir compte de la juste valeur de tous les coûts futurs de restauration des lieux et de la désactualisation correspondante de la provision initiale. La désactualisation est imputée aux bénéfices de la période au cours de laquelle elle est engagée. La provision sera aussi révisée pour tenir compte des modifications du calendrier relatif aux flux de trésorerie ou aux coûts de restauration des lieux non actualisés. Les dépenses effectivement engagées pour la restauration des lieux sont imputées à l'obligation liée à la mise hors service d'immobilisations dans la mesure où le passif est inscrit au bilan. Les différences entre les coûts effectivement engagés et la juste valeur du passif constaté sont imputées aux bénéfices de la période en question.

Auparavant, APF constatait une provision pour coûts futurs de restauration et d'abandon des lieux calculée selon la méthode de l'amortissement proportionnel à l'utilisation, sur la durée des propriétés pétrolières et gazières, compte tenu du total des réserves prouvées estimatives, et un passif futur estimatif.

Par suite de l'adoption de la nouvelle norme, l'obligation liée à la mise hors service des immobilisations avait augmenté à 21,80 M$, les immobilisations après déduction de l'épuisement cumulé avaient également augmenté de 12,42 M$ et le passif d'impôts futurs avait reculé de 0,23 M$ au 31 décembre 2003. Les bénéfices non répartis au début de l'exercice, au 1er janvier 2004, ont augmenté de 1,26 M$ en raison de l'effet cumulatif des charges de désactualisation et d'épuisement, déduction faite de la provision cumulative pour restauration des lieux et impôts sur les bénéfices futurs, sur l'obligation liée à la mise hors service d'immobilisations constatées rétroactivement jusqu'en 1996, soit l'année d'établissement de la Fiducie.

Les états comparatifs des résultats et des bénéfices non répartis ont aussi été retraités au 30 septembre 2003. Le montant figurant au poste Épuisement, amortissement et désactualisation a augmenté de 0,75 M$, et l'économie d'impôts futurs a diminué de 0,07 M$ pour le trimestre terminé le 30 septembre 2003. Le montant figurant au poste Épuisement, amortissement et désactualisation a progressé de 2,06 M$, et l'économie d'impôts futurs a reculé de 0,16 M$ pour la période de neuf mois terminée le 30 septembre 2003.

Comptabilisation des instruments dérivés
En date du 1er janvier 2004, APF a adopté la note d'orientation n° 13 de l'ICCA intitulée « Relations de couverture », qui traite de l'identification, de la désignation, de la consignation et de la mesure de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Cette note vise les exercices commençant le 1er juillet 2003 ou après.

Cette nouvelle note aborde les opérations de couverture aux fins de l'application de la comptabilité de couverture en plus d'en établir les conditions d'application. Conformément à ces nouvelles recommandations, il faut consigner les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces pour appliquer la comptabilité de couverture aux positions couvertes au moyen d'instruments dérivés. APF n'applique pas la comptabilité de couverture à ses relations de couverture.

Au 1er janvier 2004, APF a constaté une somme de 1,30 M$ pour la valeur axée sur la valeur marchande des couvertures en vigueur comme s'il s'agissait d'un passif lié aux instruments dérivés et une perte reportée liée aux instruments dérivés de 1,30 M$ devant se matérialiser au règlement des instruments dérivés correspondants. La perte reportée au 1er janvier 2004 se composait d'une perte de 0,40 M$ pour le pétrole brut et le gaz naturel et d'une perte de 0,90 M$ pour des swaps de taux d'intérêt.

Cette note d'orientation exige que tous les instruments dérivés soient mesurés à la juste valeur et portés au bilan comme un actif ou un passif. La NOC n° 13 exige aussi que toutes les variations de la juste valeur soient imputées aux bénéfices de la période, peu importe si le contrat a été réglé ou non. Tous les contrats sur instruments dérivés conclus par APF après le 1er janvier 2004 ont été constatés soit comme un actif soit comme un passif sur instruments dérivés au bilan, un gain ou une perte non matérialisé correspondant étant inscrit à l'état des résultats. La note 6 présente des renseignements supplémentaires au sujet de ces instruments dérivés.

3. DISTRIBUTIONS EN ESPÈCES

(en milliers, sauf les montants par part)	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2004	2003 Retraités (note 2)	**2004**	2003 Retraités (note 2)
Ventes de pétrole et de gaz	**74 184 $**	41 789 $	**178 242 $**	132 893 $
Perte matérialisée sur instruments dérivés, montant net	**(5 949)**	(772)	**(10 304)**	(3 521)
Transports	**(1 461)**	(1 047)	**(3 818)**	(3 024)
Montant brut des redevances dérogatoires et des redevances des locateurs	**(4 957)**	(2 967)	**(12 742)**	(10 380)
	61 817	37 003	**151 378**	115 968
Charges d'exploitation	**16 438**	8 403	**36 160**	22 751
Frais généraux et administratifs	**2 697**	2 279	**7 074**	5 417
Intérêts sur la dette à long terme	**1 594**	877	**3 849**	3 084
Apport au fonds d'abandon	**535**	483	**1 477**	1 449
Impôts sur le capital et autres impôts	**948**	572	**2 364**	2 096
Activités financées par les flux de trésorerie	**2 389**	(182)	**5 075**	13 459
	24 601	12 432	**55 999**	48 256
Bénéfice assujetti à la redevance	**37 216**	24 571	**95 379**	67 712
99 % du bénéfice assujetti à la redevance	**36 846**	24 324	**94 425**	67 034
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	**(9 141)**	(4 223)	**(21 775)**	(14 380)
Intérêts sur débentures convertibles	**(1 163)**	(1 137)	**(3 424)**	(1 137)
Frais généraux et administratifs de la Fiducie	**(25)**	(55)	**(364)**	(626)
Espèces distribuées et disponibles pour distribution	**26 517**	18 909	**68 862**	50 891
Espèces distribuées à ce jour	**17 286**	12 983	**59 631**	44 965
Distributions en espèces à payer	**9 231 $**	5 926 $	**9 231 $**	5 926 $
Distributions en espèces déclarées par part, montant réel	**0,48 $**	0,57 $	**1,52 $**	1,67 $
Distributions en espèces cumulées au début de la période	**221 708 $**	142 632 $	**179 363 $**	110 650 $
Distributions déclarées et versées	**17 286**	12 983	**59 631**	44 965
Distributions déclarées et à verser	**9 231**	5 926	**9 231**	5 926
Distributions en espèces cumulées à la fin de la période	**248 225 $**	161 541 $	**248 225 $**	161 541 $

4. ACQUISITION DE GREAT NORTHERN EXPLORATION LTD.

Le 4 juin 2004, APF a acquis la totalité des actions émises et en circulation de Great Northern Exploration Ltd. (« Great Northern »). L'opération a été comptabilisée selon la méthode de l'achat pur et simple. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers)		
Actif net acquis aux valeurs attribuées :		
Fonds de roulement déficitaire	(4 857)	$
Immobilisations	255 941	
Terrains non mis en valeur et données sismiques	22 943	
Écart d'acquisition	70 248	
Dette prise en charge	(63 874)	
Instruments dérivés	(1 103)	
Obligations liées à la mise hors service d'immobilisations	(7 866)	
Impôts sur les bénéfices futurs	(49 084)	
Actif net acquis	**222 348**	**$**

Financement		
Parts de fiducie	156 743	$
Encaisse	63 250	
Frais d'acquisition	2 155	
Prix d'achat	**222 348**	**$**

5. OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

La direction a estimé l'obligation totale future liée à la mise hors service d'immobilisations en fonction de la participation d'APF dans tous les puits et toutes les installations. Cette estimation tient compte des coûts nécessaires à l'abandon et à la restauration des puits et des installations ainsi que du calendrier estimatif de ces activités de restauration des lieux.

(en milliers)		
Obligation liée à la mise hors service d'immobilisations au 31 décembre 2003	**21 803**	**$**
Dettes acquises	7 866	
Dettes contractées	417	
Dettes réglées	(419)	
Charge de désactualisation	1 169	
Obligation liée à la mise hors service d'immobilisations au 30 septembre 2004	**30 836**	**$**

Le montant non actualisé des flux de trésorerie estimatifs nécessaires au règlement de l'obligation s'établit à 105,26 M$ (69,54 M$ au 30 septembre 2003). Les flux de trésorerie estimatifs ont été actualisés au moyen d'un taux sans risque et ajusté en fonction du crédit de 8 % et d'un taux d'inflation de 1,5 %. La durée prévue jusqu'au règlement varie d'un minimum de 5 ans jusqu'à un maximum de 50 ans, et les coûts seront payés au moyen des fonds réservés pour la restauration et l'abandon des lieux. Le fonds de mise hors service est maintenant capitalisé à raison de 0,54 M$ par trimestre au moyen des ressources d'exploitation d'APF.

6. **INSTRUMENTS FINANCIERS DÉRIVÉS**

Au 1er janvier 2004, APF a constaté une somme de 1,3 M$ au titre de la juste valeur estimative des couvertures en vigueur sur la transition. Au cours de la période de neuf mois terminée le 30 septembre 2004, APF a constaté une somme de 1,06 M$ lors du règlement des instruments dérivés correspondants. La perte restante de 0,24 M$ liée aux instruments dérivés et reportée, sera constatée au cours du quatrième trimestre de 2004.

La juste valeur estimative des contrats sur instruments dérivés en vigueur est constatée comme un passif lié aux instruments dérivés au bilan consolidé, les variations des positions non matérialisées étant déduites du produit net. Le tableau ci-dessous résume la variation des montants non réalisés du 1er janvier 2004 au 30 septembre 2004.

(en milliers)	Perte reportée sur instruments dérivés constatée à la transition	Juste valeur	Gain total non réalisé (perte)
Juste valeur des contrats au 1er janvier 2004 (note 2)	1 300 $	(1 300) $	- $
Variation de la juste valeur des contrats sur instruments dérivés encore en vigueur au 30 septembre	-	(539)	(539)
Juste valeur des contrats sur instruments dérivés conclus pendant la période	-	(11 036)	(11 036)
Juste valeur des contrats sur instruments dérivés matérialisée pendant la période	(1 056)	1 056	-
Juste valeur des contrats au 30 septembre 2004	244 $	(11 819) $	(11 575) $
Primes reçues à la vente d'options d'achat	-	(633)	-
Juste valeur des contrats et des primes reçues au 30 septembre 2004	244 $	(12 452) $	(11 575) $

Le tableau ci-dessous présente le sommaire des positions financières à la juste valeur non matérialisées par catégorie d'instrument dérivé au 30 septembre 2004.

(en milliers)	Perte reportée sur instruments dérivés constatée à la transition	Juste valeur	Gain total non réalisé (perte)
Risque lié au prix des marchandises	- $	(12 625) $	(12 625) $
Pétrole brut	-	18	18
Gaz naturel	-	147	147
Services publics	-	1 048	1 048
Risque de change	244	(407)	(163)
Risque de taux d'intérêt	244 $	(11 819) $	(11 575) $

7. CAPITAUX PROPRES

Parts de fiducie	30 septembre 2004 Parts (en milliers)	30 septembre 2004 (en milliers de dollars)	31 décembre 2003 Parts (en milliers)	31 décembre 2003 (en milliers de dollars)
Solde au début de la période	**34 074**	**324 317**	22 942	214 405
Émises pour l'acquisition de Great Northern (note 4)	**12 885**	**156 943**	-	-
Émises pour l'acquisition de Hawk Oil	**-**	**-**	3 990	37 710
Émises pour l'acquisition de CanScot	**-**	**-**	1 342	15 433
Émises contre espèces	**7 875**	**90 426**	5 352	55 670
Frais d'émission des parts	**-**	**(5 241)**	-	(3 467)
Régime de réinvestissement des distributions	**2 500**	**27 945**	141	1 602
Émises à la conversion de débentures	**19**	**219**	108	1 215
Émises à l'exercice d'options ou de droits	**339**	**2 937**	199	1 749
Attribuées à partir du surplus d'apport	**-**	**524**	-	-
Solde à la fin de la période	**57 692**	**598 070**	34 074	324 317

Les données par part pour le trimestre et la période de neuf mois terminés le 30 septembre 2004 ont été établies respectivement en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 54,72 millions (32,51 millions au 30 septembre 2003) et de 45,18 millions (29,95 millions au 30 septembre 2003). Pour le calcul du bénéfice net par part de base pour le trimestre et la période de neuf mois terminés le 30 septembre 2004, 1,16 M$ (1,14 M$ au 30 septembre 2003) et 3,42 M$ (1,14 M$ au 30 septembre 2003), respectivement, ont été déduits du bénéfice net lié aux intérêts courus sur les débentures convertibles qui sont considérés comme une dette aux fins du calcul du bénéfice net par action.

Pour le calcul du bénéfice net par part dilué, 4,42 millions de parts ont été ajoutées au nombre moyen pondéré de parts en circulation pour le trimestre et la période de neuf mois terminés le 30 septembre 2004 (4,36 millions pour le trimestre terminé le 30 septembre 2003 et 1,54 million pour la période de neuf mois terminée le 30 septembre 2003) pour tenir compte de l'effet dilutif des options et des droits des salariés et des débentures convertibles.

Au cours de la période de neuf mois terminée le 30 septembre 2004, aucune option sur des parts de fiducie n'a été attribuée à des salariés. Le régime d'options s'établissait comme suit au 30 septembre 2004 et au 31 décembre 2003 :

Options sur parts de fiducie	30 septembre 2004 Nombre d'options pondéré (en milliers)	30 septembre 2004 Prix moyen pondéré ($)	31 décembre 2003 Nombre d'options (en milliers)	31 décembre 2003 Prix ($)
Solde au début de la période	**127**	**9,59**	244	9,13
Attribuées	**-**	**-**	-	-
Exercées	**(42)**	**9,42**	(107)	8,55
Annulées	**-**	**-**	(11)	9,42
Solde à la fin de la période	**85**	**9,68**	126	9,59
Options pouvant être exercées à la fin de la période	**85**	**9,68**	60	9,48

Au cours de la période de neuf mois terminée le 30 septembre 2004, 0,77 million de droits d'achat de parts de fiducie ont été attribués à des salariés et à des administrateurs. Le régime de droits s'établissait comme suit au 30 septembre 2004 et au 31 décembre 2003 :

	30 septembre 2004		31 décembre 2003	
Droits d'achat de parts de fiducie	**Nombre de droits (en milliers)**	**Prix moyen pondéré ($)**	Nombre de droits (en milliers)	Prix moyen pondéré ($)
Solde au début de la période	**1 824**	**9,09**	429	9,37
Attribués	**771**	**12,03**	1 538	9,78
Exercés	**(296)**	**8,56**	(92)	9,05
Annulés	**(291)**	**9,50**	(51)	9,67
Solde avant la diminution de prix	**2 008**	**10,24**	1 824	9,72
Diminution du prix d'exercice		**(0,59)**	-	(0,63)
Solde à la fin de la période	**2 008**	**9,65**	1 824	9,09
Droits pouvant être exercés à la fin de la période	**334**	**8,58**	47	8,58

Pour la période de neuf mois terminée le 30 septembre 2004, APF a constaté une charge de rémunération de 0,99 M$ pour tenir compte des droits octroyés en 2003. En ce qui concerne les droits octroyés en 2002, APF a choisi de présenter les résultats pro forma comme si le chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions » avait été appliqué rétroactivement. Au 30 septembre 2004, le bénéfice net pro forma et le bénéfice par action ne différeraient pas sensiblement des chiffres correspondants présentés dans les états consolidés des résultats et des bénéfices non répartis aux 30 septembre 2004 et 2003.

8. DETTE À LONG TERME

En parallèle avec la clôture de l'acquisition de Great Northern, les prêteurs d'APF ont augmenté le montant pouvant être emprunté en vertu de sa facilité de crédit à terme renouvelable, le faisant passer à 200 M$ (150 M$ en 2003).

9. RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
(en milliers)	**2004**	2003	**2004**	2003
Paiements en espèces liés aux éléments suivants :				
Intérêts	**1 514**	808	**3 380**	2 801
Intérêts sur les débentures	**2 283**	-	**4 947**	-
Règlements de swaps de taux d'intérêt	**301**	-	**569**	-
Distributions aux porteurs de parts	**25 680**	19 458	**65 536**	48 530
Impôts sur le capital et autres impôts	**735**	717	**2 119**	2 762

RAPPORT DE GESTION

Le rapport de gestion doit être lu à la lumière des états financiers consolidés intermédiaires non vérifiés des périodes de neuf mois terminées les 30 septembre 2004 et 2003 ainsi que des états financiers consolidés vérifiés et du rapport de gestion pour l'exercice terminé le 31 décembre 2003. Les informations financières ont été préparées selon les principes comptables généralement reconnus « PCGR » du Canada et sont présentées en dollars canadiens. Des informations supplémentaires liées à APF, notamment les exigences en matière d'informations à fournir en vertu de la norme canadienne 51-101(la « NC 51-101 »), se trouvent dans la notice annuelle de 2003 d'APF (la « notice annuelle ») sur SEDAR (www.sedar.com) ou sur le site Web d'APF (www.apfenergy.com). Le présent rapport de gestion a été rédigé le 27 octobre 2004.

PRODUCTION

Au troisième trimestre de 2004, les volumes de production étaient de 43 % supérieurs à ceux de la période correspondante de 2003, ce qui témoigne de l'intégration des sociétés acquises et du succès remporté par le programme de forage. La production de pétrole brut léger et moyen s'est accrue de 17 %, tandis que les activités de forage ont compensé la baisse de production de pétrole brut lourd. La production de gaz naturel a augmenté de 71 % et la production de liquides du gaz naturel, de 143 % au troisième trimestre comparativement au trimestre précédent, ce qui s'explique surtout par l'acquisition de Great Northern Exploration Ltd. (« Great Northern ») au deuxième trimestre de 2004. Les résultats du troisième trimestre tiennent compte des activités sur un trimestre entier et la période de neuf mois terminée le 30 septembre 2004 comprend les activités sur quatre mois.

	Trimestres terminés les 30 septembre			Périodes de neuf mois terminées les 30 septembre		
	2004	2003	Variation en %	**2004**	2003	Variation en %
Pétrole brut léger/moyen (b/j)	**6 485**	5 541	17	**5 587**	5 463	2
Pétrole lourd (b/j)	**1 190**	1 190	-	**1 125**	999	13
LGN (b/j)	**971**	400	143	**660**	319	107
Gaz naturel (kpi^3/j)	**57 695**	33 675	71	**46 926**	32 744	43
Total (bep/j)	**18 262**	12 744	43	**15 193**	12 238	24
Répartition de la production						
Pétrole et LGN	**47 %**	56 %	(15)	**49 %**	55 %	(12)
Gaz naturel	**53 %**	44 %	20	**51 %**	45 %	15

COMMERCIALISATION

Pendant le trimestre terminé le 30 septembre 2004, la production d'APF était constituée à 47 % de pétrole brut et de LGN et à 53 % de gaz naturel. Le pétrole brut s'est vendu aux termes de contrats à tacite reconduction sur 30 jours, alors que la majeure partie de la production de gaz naturel est vendue sur le marché au comptant. Environ 15 % de la production de gaz naturel s'est vendue à des courtiers-fournisseurs aux termes de contrats à long terme. La répartition de la production, qui était de 20 %, a diminué en raison de l'acquisition de Great Northern. La répartition de la production du troisième trimestre et depuis le début de l'exercice témoigne de l'incidence des acquisitions pondérées de gaz naturel.

PRIX

Au cours du troisième trimestre, le prix du pétrole brut avant la matérialisation des instruments dérivés a augmenté de 40 % par rapport à la période correspondante de 2003, ce qui est conforme à l'augmentation de 45 % du prix de référence du West Texas Intermediate (« WTI ») sur la même période. L'incidence positive du prix du pétrole brut a été annulée en partie par une baisse de 5 % de la valeur du dollar américain par rapport au dollar canadien pendant le trimestre. Au troisième trimestre, le prix du gaz naturel avant la matérialisation des instruments dérivés a augmenté de 9 % par rapport au trimestre précédent, tandis que le prix AECO s'est accru de 6 % sur la même période.

Au troisième trimestre, la matérialisation nette des instruments dérivés sur pétrole brut a eu pour effet de réduire de 15 % le prix du pétrole brut avant les instruments dérivés, qui s'établit à 41,05 $ par bep. Le prix du pétrole brut après les instruments dérivés a augmenté de 25 % par rapport au trimestre précédent, malgré l'incidence négative des instruments dérivés en raison du prix élevé des marchandises. La matérialisation des instruments dérivés sur gaz naturel a réduit le prix du gaz naturel pendant le trimestre, qui s'établit à 6,52 $ par kpi^3, qui est inférieur de 1 % au prix avant les instruments dérivés et qui représente une augmentation de 6 % comparativement au prix obtenu pendant la même période en 2003.

Pour le reste de 2004 et le début de 2005, les contrats à terme NYMEX laissent entrevoir que le prix du pétrole brut dépassera les niveaux moyens de 2004 jusqu'ici, les événements géopolitiques continuant d'entraîner une majoration du prix du pétrole brut sur les marchés des marchandises. APF prévoit que le prix du gaz augmentera au quatrième trimestre de 2004 et qu'en 2005, il dépassera les niveaux de 2004.

En date du 1er janvier 2004, APF a séparé les coûts associés au transport et à la vente du pétrole brut, du gaz naturel et des LGN. Auparavant, elle suivait la pratique ayant cours dans le secteur, à savoir présenter les produits après déduction de ces coûts. Par conséquent, le 30 septembre 2003, des états comparatifs ont été retraités après séparation de ces coûts, ce qui a donné lieu à une augmentation du prix brut par unité.

	Trimestres terminés les 30 septembre			Périodes de neuf mois terminées les 30 septembre		
Prix – avant instruments dérivés ($ CA)	**2004**	2003	Variation en %	**2004**	2003	Variation en %
Pétrole brut léger/moyen (b)	**50,38 $**	36,09 $	40	**46,28 $**	38,93 $	19
Pétrole lourd (b)	**37,79**	26,94	40	**32,31**	27,82	16
Pétrole brut total (b)	**48,42**	34,47	40	**43,93**	37,21	18
LGN (b)	**42,28**	29,35	44	**39,17**	32,06	22
Gaz naturel (kpi^3)	**6,61**	6,09	9	**6,81**	7,04	(3)
Total (bep)	**43,48 $**	35,21 $	23	**42,15 $**	39,32 $	7
Instruments dérivés ($ CA)						
Pétrole brut (b)	**(7,37) $**	(1,53) $	382	**(5,37) $**	(1,81) $	197
Gaz naturel (kpi^3)	**(0,09)**	0,06	(250)	**(0,01)**	(0,04)	(75)
Total (bep)	**(3,39) $**	(0,65) $	422	**(2,41) $**	(1,05) $	130
Prix – après instruments dérivés ($ CA)						
Pétrole brut total (b)	**41,05 $**	32,94 $	25	**38,56 $**	35,40 $	9
LGN (b)	**42,28**	29,35	44	**39,17**	32,06	22
Gaz naturel (kpi^3)	**6,52**	6,15	6	**6,80**	7,00	(3)
Total (bep)	**40,09 $**	34,56 $	16	**39,74 $**	38,27 $	4
Prix de référence						
WTI ($ US/b)	**43,88 $**	30,20 $	45	**39,10 $**	30,99 $	26
Gaz AECO ($ CA/kpi^3)	**6,66 $**	6,29 $	6	**6,69 $**	7,07 $	(5)
Taux de change ($ US/$ CA)	**1 307 $**	1,380 $	(5)	**1,328 $**	1,429 $	(7)

INSTRUMENTS DÉRIVÉS

APF a recours à des contrats sur instruments dérivés dans le cadre de sa stratégie de réduction des risques qui vise à gérer la fluctuation du prix des marchandises et à stabiliser les liquidités disponibles pour la distribution en espèces aux porteurs de parts et les programmes de mise en valeur futurs. Les instruments dérivés sont également utilisés pour atténuer les risques liés au taux de change, aux taux d'intérêt et aux tarifs de l'électricité. APF ne conclut pas des contrats sur instruments dérivés à des fins spéculatives. Des renseignements détaillés sur la juste valeur des instruments dérivés au 30 septembre 2004 sont présentés à la note 6 des états financiers intermédiaires non vérifiés du troisième trimestre.

Au troisième trimestre de 2004, APF a conclu des instruments dérivés sur pétrole brut et sur gaz naturel représentant environ 49 % (3 761 b/j) de sa production de pétrole brut et 35 % (20 193 kpi^3/j) de sa production de gaz naturel. La réalisation des instruments dérivés d'APF a eu pour effet de réduire les produits de 5,69 M$, ou 7,37 $ par baril de pétrole brut et 0,09 $ par kpi^3 de gaz naturel. Pour la période de neuf mois terminée le 30 septembre 2004, les produits ont diminué de 10,05 M$ au total, soit 5,37 $ par baril de pétrole brut et 0,01 $ par kpi^3 de gaz naturel.

Pour le reste de 2004, APF a conclu des instruments dérivés représentant environ 47 % de sa production de pétrole brut prévue et 22 % du volume prévu de gaz naturel. APF a actuellement recours à des swaps, à des tunnels et à des ventes d'options d'achat WTI sur pétrole brut léger et moyen ainsi qu'à des swaps, à des tunnels et à des contrats à terme NYMEX sur gaz naturel. Le tableau de la page suivante présente les instruments dérivés sur pétrole brut et gaz naturel en cours à la fin du trimestre et ceux dont elle dispose à la date du présent rapport.

Au 1er janvier 2004, APF a mis en œuvre la note d'orientation n° 13 concernant la comptabilité intitulée « Relations de couverture » de l'Institut Canadien des Comptables Agréés (l'« ICCA »). Conformément à ces nouvelles recommandations, il faut consigner les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces tout au long de leur durée de vie pour appliquer la comptabilité de couverture. APF ne constatait auparavant que les gains et les pertes de couverture au fur et à mesure qu'ils se matérialisaient à la fin du contrat. D'après notre examen des relations de couverture existantes, la majorité des couvertures visant les marchandises, les taux d'intérêt et le change d'APF ne sont pas admissibles à la comptabilité de couverture. L'efficacité des couvertures de gaz naturel AECO d'APF pourrait être démontrée. Toutefois, la Fiducie a décidé de ne pas appliquer la comptabilité de couverture à ces instruments puisque la direction estime que, si elle appliquait la comptabilité de couverture à certaines opérations et non à d'autres, elle compromettrait la transparence de l'information financière et risquerait d'induire les lecteurs en erreur.

Au 1er janvier 2004, conformément aux nouvelles recommandations, la juste valeur des instruments dérivés en cours auxquels la comptabilité de couverture ne s'applique pas a été inscrite au bilan consolidé, ainsi qu'une perte nette reportée compensatoire. APF a constaté un passif lié aux instruments dérivés de 1,30 M$ qui se composait d'une perte non matérialisée de 0,40 M$ liée aux contrats sur pétrole brut et gaz naturel et d'une perte non matérialisée de 0,90 M$ liée aux swaps de taux d'intérêt ainsi qu'une perte reportée sur instruments dérivés correspondante de 1,30 M$. Au 30 septembre 2004, une tranche de 1,06 M$ de la perte reportée a été portée aux résultats, le solde de 0,24 M$ devant être constaté pendant le quatrième trimestre de 2004.

Au 30 septembre 2004, la juste valeur estimative des instruments dérivés en cours correspondait à un passif lié aux instruments dérivés de 12,45 M$, dont une perte de 0,63 M$ en primes reçues lors de la vente d'options d'achat. Une perte liée aux contrats sur instruments dérivés non matérialisés de 6,09 M$ a été portée au poste des charges à l'état des résultats afin de tenir compte de la variation des justes valeurs depuis le 30 juin 2004.

Au 30 septembre 2004, APF disposait des instruments dérivés suivants :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix quotidien moyen
Octobre 2004	Gaz naturel	Swap	14 000 GJ	5,79 $ CA/GJ
Octobre 2004	Gaz naturel	Swap	2 000 Mbtu	5,95 $ US/Mbtu
Octobre 2004	Gaz naturel	Achat d'une option de vente	5 000 GJ	6,50 $ CA/GJ
Novembre 2004 à mars 2005	Gaz naturel	Vente d'une option d'achat	5 000 GJ	11,80 $ CA/GJ
Octobre à décembre 2004	Pétrole brut	Swap	3 600 b	32,61 $ US/b
Novembre à décembre 2004	Pétrole brut	Vente d'une option d'achat	1 000 b	44,83 $ US/b
Janvier à mars 2005	Pétrole brut	Swap	1 500 b	35,78 $ US/b
Janvier à mars 2005	Pétrole brut	Tunnels	1 000 b	38,00 $ US à 44,95 $ US/b
Janvier à mars 2005	Pétrole brut	Vente d'une option d'achat	500 b	42,37 $ US/b
Avril à juin 2005	Pétrole brut	Swap	667 b	36,66 $ US/b
Avril à juin 2005	Pétrole brut	Tunnels	1 500 b	38,33 $ US à 42,85 $ US/b
Avril à juin 2005	Pétrole brut	Vente d'une option d'achat	500 b	40,95 $ US/b

APF a vendu des options d'achat sur pétrole brut et a reçu les primes d'options d'achat suivants sous relativement aux contrats en cours au 30 septembre 2004 :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix moyenne
Novembre à décembre 2004	Pétrole brut	Vente d'une option d'achat	1 000 b	3,11 $ US
Janvier à mars 2005	Pétrole brut	Vente d'une option d'achat	500 b	3,19 $ US
Avril à juin 2005	Pétrole brut	Vente d'une option d'achat	500 b	3,45 $ US

Après le 30 septembre 2004, APF a également conclu les contrats sur instruments dérivés suivants qui sont actuellement en cours :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix quotidien moyenne
Novembre 2004 à mars 2005	Gaz naturel	Tunnels	5 000 GJ	7,00 $ CA à 11,35 $ CA/GL
Avril à juin 2005	Pétrole brut	Tunnels	500 b	42,00 $ US à 51,20 $ US/b
Juillet à septembre 2005	Pétrole brut	Tunnels	500 b	42,00 $ US à 52,10 $ US/b

En plus des instruments dérivés sur prix des marchandises, APF a aussi conclu des contrats sur instruments dérivés en devises. APF a couvert 30 M$ US de produits à un taux moyen de 1,3416 $ CA ou 0,7454 $ US pour l'année civile 2004.

Au 30 septembre 2004, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette impayée comme suit :

Durée	Montant (en milliers)	Taux d'intérêt
Octobre 2004 à mai 2006	20 000 $	3,60 %, majoré d'une commission d'acceptation
Octobre 2004 à mars 2007	20 000 $	3,58 %, majoré d'une commission d'acceptation
Octobre 2004 à novembre 2005	20 000 $	3,58 %, majoré d'une commission d'acceptation
Octobre 2004 à septembre 2007	20 000 $	3,65 %, majoré d'une commission d'acceptation

PRODUITS

Les produits pétroliers et gaziers nets du troisième trimestre de 2004 étaient supérieurs de 68 % à ceux de la période correspondante de 2003, ce qui s'explique par une augmentation de la production de gaz naturel par suite de l'acquisition de Great Northern et par une hausse du prix du pétrole brut obtenu. Les produits nets de la période de neuf mois terminée le 30 septembre 2004 ont dépassé de 30 % ceux de la période correspondante de l'exercice précédent. En date du 1er janvier 2004, APF a séparé les coûts associés au transport et à la vente du pétrole brut, du gaz naturel et des LGN. Auparavant, elle suivait la pratique ayant cours dans le secteur, à savoir présenter les produits après déduction de ces coûts. Toutefois, les chiffres comparatifs présentés ont été retraités après séparation de ces coûts.

Pétrole et gaz	Trimestres terminés les 30 septembre			Périodes de neuf mois terminées les 30 septembre		
(en milliers, sauf les montants par bep)	**2004**	Retraités 2003	Variation en %	**2004**	Retraités 2003	Variation en %
Ventes de pétrole brut léger/moyen	**30 063 $**	18 399 $	63	**70 848 $**	58 071 $	22
Ventes de pétrole lourd	**4 137**	2 949	40	**9 960**	7 585	31
Ventes de LGN	**3 777**	1 080	250	**7 084**	2 790	154
Ventes de gaz naturel	**35 068**	18 867	86	**87 584**	62 941	39
Produits bruts	**73 045**	41 295	77	**175 476**	131 388	34
Perte sur instruments dérivés sur prix des marchandises	**(5 690)**	(772)	637	**(10 045)**	(3 521)	185
Transports	**(1 461)**	(1 047)	40	**(3 818)**	(3 024)	26
Autres	**1 139**	495	130	**2 766**	1 504	84
Produits nets	**67 033**	39 971	68	**164 379**	126 347	30
Par bep	**39,90 $**	34,09 $	17	**39,49 $**	37,82 $	4

REDEVANCES

Au troisième trimestre, le total des redevances en pourcentage des produits bruts a augmenté légèrement pour se fixer à 19,0 %, comparativement à 17,5 % pour la même période de 2003 en raison des augmentations des taux de référence des redevances à la Couronne et de la hausse du prix du pétrole brut obtenu par rapport au trimestre correspondant de l'exercice antérieur. Comme nous l'avions prévu, les redevances depuis le début de l'exercice, en pourcentage des produits bruts, sont sensiblement les mêmes que pour l'exercice précédent.

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	2003	Variation en %
Redevances à la Couronne	**8 956 $**	4 266 $	110	**21 718 $**	14 526 $	50
Redevances de propriétaire franc	**3 613**	2 207	64	**9 448**	8 073	17
Redevances dérogatoires	**1 343**	760	77	**3 293**	2 307	43
Total des redevances	**13 912 $**	7 233 $	92	**34 459 $**	24 906 $	38
En pourcentage des produits bruts	**19,0 %**	17,5 %	9	**19,6 %**	19,0 %	4
Par bep	**8,28 $**	6,17 $	34	**8,28 $**	7,45 $	11

CHARGES D'EXPLOITATION

Au troisième trimestre et pour la période de neuf mois terminés le 30 septembre 2004, les charges d'exploitation par bep ont augmenté respectivement de 36 % et de 28 % par rapport aux périodes correspondantes de l'exercice précédent. Cette augmentation est attribuable aux coûts d'optimisation de champs liés aux nouvelles propriétés ainsi qu'aux charges d'énergie plus élevées comparativement au trimestre précédent. APF s'attend à ce que les charges d'exploitation demeurent stables pour le reste de 2004 et entend poursuivre les nouvelles initiatives d'optimisation de champs aux propriétés de Great Northern.

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	2003	Variation en %
Charges d'exploitation	**16 438 $**	8 403 $	96	**36 160 $**	22 751 $	59
Par bep	**9,78 $**	7,17 $	36	**8,69 $**	6,81 $	28

REVENU NET TIRÉ DE L'EXPLOITATION

Pour le trimestre terminé le 30 septembre 2004, le revenu net tiré de l'exploitation a augmenté de 5 % par rapport à la période correspondante de 2003, la hausse des prix des marchandises étant partiellement compensée par une augmentation des redevances et des charges d'exploitation.

($/bep)	Trimestres terminés les 30 septembre 2004	Retraités 2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	Retraités 2003	Variation en %
Produit brut (après instruments dérivés sur prix des marchandises)	**40,09 $**	34,56 $	16	**39,74 $**	38,27 $	4
Transport	**(0,87)**	(0,89)	(3)	**(0,92)**	(0,91)	1
Autres	**0,68**	0,42	61	**0,66**	0,45	48
	39,90 $	34,09 $	17	**39,49 $**	37,82 $	4
Redevances	**(8,28)**	(6,17)	34	**(8,28)**	(7,45)	11
Charges d'exploitation	**(9,78)**	(7,17)	36	**(8,69)**	(6,81)	28
Revenu net	**21,84 $**	20,75 $	5	**22,52 $**	23,56 $	(4)

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

Les frais généraux et administratifs par bep ont diminué de 19 % au troisième trimestre de 2004 par rapport à la période correspondante de 2003 et de 1 % sur la période de neuf mois terminée le 30 septembre 2003. Les charges de personnel et les frais administratifs ont augmenté au cours de la période de neuf mois terminée le 30 septembre, mais l'augmentation depuis le début de l'année tient compte de la croissance des activités d'APF.

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	2003	Variation en %
Frais généraux et administratifs	**2 722 $**	2 334 $	17	**7 438 $**	6 042 $	23
Par bep	**1,62 $**	1,99 $	(19)	**1,79 $**	1,81 $	(1)

INTÉRÊTS

Pour le trimestre et la période de neuf mois terminés le 30 septembre 2004, les intérêts débiteurs ont augmenté respectivement de 27 % et de 0 % par bep. Une dette additionnelle d'environ 127 M$ a été contractée pour financer l'acquisition de Great Northern en juin 2004. Le produit net d'environ 33 M$ découlant de l'émission de parts de fiducie le 8 septembre 2004 a servi à rembourser la dette à long terme.

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	2003	Variation en %
Intérêts	**1 594 $**	877 $	82	**3 849 $**	3 084 $	25
Par bep	**0,95 $**	0,75 $	27	**0,92 $**	0,92 $	-

ÉPUISEMENT, AMORTISSEMENT ET DÉSACTUALISATION

Pour le trimestre et la période de neuf mois terminés le 30 septembre 2004, le taux d'épuisement, d'amortissement et de désactualisation par bep a augmenté de 58 % et de 57 %, respectivement, en regard des périodes correspondantes de 2003. Ces augmentations sont attribuables aux acquisitions d'entreprises en 2003 et en 2004, ce qui a entraîné l'accroissement du chiffre inscrit au poste des immobilisations, et à l'adoption de l'obligation liée à la mise hors service d'immobilisations. Le chiffre correspondant inscrit au 30 septembre 2003 au poste Épuisement, amortissement et désactualisation a été retraité pour tenir compte de l'adoption des recommandations du chapitre 3110 du *Manuel de l'ICCA* « Obligations liées à la mise hors service d'immobilisations ».

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	Retraités 2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	Retraités 2003	Variation en %
Épuisement, amortissement et désactualisation	**29 023 $**	12 799 $	127	**69 889 $**	35 686 $	96
Par bep	**17,27 $**	10,92 $	58	**16,79 $**	10,68 $	57

CHARGES DE RÉMUNÉRATION

Au quatrième trimestre de 2003, APF a adopté prospectivement les recommandations du chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions ». Selon les dispositions provisoires qui y sont contenues, les entités qui les ont adoptées prospectivement au 31 décembre 2003 ne doivent que constater la charge de rémunération liée aux options attribuées en 2003 et, par la suite, des données pro forma devant être présentées sur les options accordées en 2002. La charge de rémunération correspondante pour 2003 a été retraitée pour tenir compte de l'incidence de la rémunération à base d'actions.

Pour le trimestre et la période de neuf mois terminés le 30 septembre 2004, APF a constaté une charge de rémunération de 0,79 M$ et de 0,99 M$, respectivement par rapport à 0,43 M$ et à 0,66 M$ pour les mêmes périodes en 2003. L'augmentation est principalement liée à une valeur marchande plus élevée par unité et à des diminutions de prix cumulées, conformément au régime de droits d'achat de parts de fiducie.

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	Retraités 2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	Retraités 2003	Variation en %
Charge de rémunération	**790 $**	434 $	82	**989 $**	659 $	50
Par bep	**0,47 $**	0,37 $	27	**0,24 $**	0,20 $	20

IMPÔTS

L'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés ont augmenté de 66 % et de 13 %, respectivement, pendant le trimestre et la période de neuf mois terminés le 30 septembre 2004, en raison d'une hausse du capital imposable après l'acquisition de Great Northern.

Les impôts sur les bénéfices futurs sont inscrits dans la mesure où la valeur comptable des actifs acquis, excluant l'écart d'acquisition, excède leur valeur fiscale. Ces passifs d'impôts futurs font augmenter la valeur comptable des actifs acquis. Il est prévu que les passifs d'impôts futurs ne seront pas payés par APF Energy, mais seront plutôt transférés aux porteurs de parts au même titre que le revenu. En conséquence, les passifs d'impôts futurs diminueront chaque année et ils seront alors constatés à titre d'économie d'impôts à ce moment, dans la mesure où aucun impôt sur les bénéfices n'a été payé par APF Energy.

Au troisième trimestre de 2004, l'économie d'impôts sur les bénéfices s'est chiffrée à 9,20 M$, en regard d'une économie d'impôts futurs de 3,80 M$ en 2003. Le solde de 92,42 M$ des impôts sur les bénéfices futurs a été constaté comme un passif au 30 septembre 2004. Les montants correspondants pour 2003 tiennent compte de l'adoption du chapitre 3110 du *Manuel de l'ICCA* « Obligations liées à la mise hors service d'immobilisations ».

(en milliers, sauf les montants par bep)	Trimestres terminés les 30 septembre 2004	Retraités 2003	Variation en %	Périodes de neuf mois terminées les 30 septembre 2004	Retraités 2003	Variation en %
Impôts sur le capital et autres impôts	**948 $**	572 $	66	**2 364 $**	2 096 $	13
Par bep	**0,56 $**	0,49 $	15	**0,57 $**	0,63 $	(10)
Économie d'impôts sur les bénéfices futurs	**(9 200) $**	(3 800) $	142	**(21 304) $**	(14 659) $	45

BÉNÉFICE NET

Pour le trimestre et la période de neuf mois terminés le 30 septembre 2004, le bénéfice net a diminué de 60 % (bénéfice par part dilué et de base en baisse de 81 %) et de 64 % (bénéfice par part dilué et de base en baisse de 75 %) respectivement, comparativement aux mêmes périodes de l'exercice précédent. Cette diminution s'explique par les pertes non matérialisées constatées conformément à la note d'orientation n° 13 concernant la comptabilité intitulée « Relations de couverture », par une augmentation des charges d'exploitation liées aux initiatives d'optimisation de champs aux propriétés de Great Northern et du taux d'épuisement, d'amortissement et de désactualisation sur un plus grand nombre d'immobilisations.

La perte constatée au quatrième trimestre de 2003 est imputable au régime d'intéressement à court terme ainsi qu'à la réduction des prix des marchandises pendant le trimestre. APF a constitué une provision pour le régime d'intéressement à court terme jusqu'au 30 septembre 2004.

RÉSUMÉ DES RÉSULTATS TRIMESTRIELS

	2004			2003 Retraités				2002 Retraités
(en milliers de dollars, sauf les montants par part)	**T3**	T2	T1	T4	T3	T2	T1	T4
Total des produits	**46 776**	39 169	32 141	31 543	32 737	33 294	35 410	23 944
Bénéfice net	**4 461**	6 113	8 127	(2 507)	11 118	20 977	13 688	(942)
Par part – de base (en dollars)	**0,06**	0,12	0,19	(0,11)	0,32	0,65	0,54	(0,04)
Par part – dilué (en dollars)	**0,06**	0,12	0,19	(0,11)	0,31	0,65	0,54	(0,04)

Le total des produits a augmenté proportionnellement à la production et au prix élevé des marchandises. Le total des produits en 2004 comprend l'incidence des pertes non matérialisées liées aux instruments dérivés relativement aux contrats de marchandises en cours à la fin de chaque trimestre. Aucune perte non matérialisée liée aux instruments dérivés n'a été imputée aux périodes précédentes, puisque la note d'orientation n° 13 « Relations de couverture » n'est entré en vigueur que le 1er janvier 2004.

DÉPENSES EN IMMOBILISATIONS, ACQUISITIONS ET CESSIONS

Les dépenses en immobilisations pour la période de neuf mois terminée le 30 septembre 2004 ont totalisé 330,46 M$, y compris l'acquisition de Great Northern au coût de 291,08 M$. Pour la période correspondante de 2003, ce montant s'élevait à 182,59 M$ et tenait compte de l'acquisition de Hawk Oil Inc., de Nycan Energy Corp. et de CanScot Resources Ltd. Les dépenses en immobilisations du troisième trimestre, exclusion faite des acquisitions de sociétés et de propriétés, ont augmenté de 25 % en raison l'accroissement du nombre d'acquisitions de terrains et des dépenses liées aux installations, tandis que les activités de forage et d'optimisation sont demeurées stables par rapport à la même période l'an dernier. Le 19 août 2004, APF a élargi son programme de forage, qui était de 40 M$ et qui, pour l'année 2004, se situe entre 55 M$ et 64 M$ en raison de l'acquisition des propriétés de Great Northern.

(en milliers)	Trimestres terminés les 30 septembre **2004**	2003	Périodes de neuf mois terminées les 30 septembre **2004**	2003
Acquisitions de sociétés	**- $**	32 981 $	**291 084 $**	137 622 $
Acquisitions de propriétés	**14**	16 333	**6 587**	23 821
Acquisitions de terrains	**3 332**	1 443	**6 096**	1 823
Données sismiques	**447**	390	**1 570**	974
Forage et conditionnement de puits	**8 167**	8 188	**19 158**	15 768
Installations de production	**3 044**	2 016	**5 601**	4 533
Autres	**241**	146	**559**	378
Total partiel	**15 245 $**	61 497 $	**330 655 $**	184 919 $
Cessions	**-**	(2 069)	**(199)**	(2 331)
Dépenses en immobilisations, montant net	**15 245 $**	59 428 $	**330 456 $**	182 588 $

DISTRIBUTIONS EN ESPÈCES

Les distributions en espèces se sont élevées à 26,52 M$, ou 0,48 $ par part de fiducie, au troisième trimestre de 2004, contre 18,91 M$ ou 0,57 $ par part de fiducie pour la période correspondante de 2003. Après un ajustement visant à tenir compte des intérêts cumulés sur les débentures convertibles en circulation, le ratio de distribution s'est élevé à 89 % au troisième trimestre, période pendant laquelle APF a financé ses activités à l'aide des flux de trésorerie à raison de 2,39 M$ [(0,18 M$) en 2003]. Pour la période de neuf mois terminée le 30 septembre 2004, les distributions en espèces ont totalisé 68,86 M$ (50,89 M$ en 2003), ce qui a produit un ratio de distribution de 91 % (77 % en 2003). Pour le reste de 2004, APF a l'intention d'appliquer la même politique que par le passé en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de mise en valeur, son objectif étant de maintenir une fourchette de 10 % à 20 % afin d'atteindre finalement un ratio de distribution de 80 %.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 30 septembre 2004, APF avait une facilité de crédit à terme renouvelable de 200 M$, sur laquelle 150 M$ ont été prélevés (98 M$ au 31 décembre 2003). Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucun calendrier de remboursement n'a été établi. Le solde des débentures convertibles, déduction faite des conversions, s'établissait à 48,56 M$ (48,79 M$ $ au 31 décembre 2003).

Au 30 septembre 2004, APF accusait un déficit du fonds de roulement d'environ 21,18 M$ contre un déficit de 10,25 M$ au 31 décembre 2003. La variation du fonds de roulement d'APF est attribuable à la perte liée aux instruments dérivés constatée conformément à la note d'orientation n° 13 « Relations de couverture ». Depuis le 1er janvier 2004, la note d'orientation exige que tous les instruments dérivés soit évalués à la juste valeur et présentés au bilan en tant qu'actif ou passif. Au 30 septembre 2004, un passif lié aux instruments dérivés de 12,45 M$ a été inscrit au bilan (néant $ au 31 décembre 2003). Le règlement final des passifs liés aux instruments dérivés dépend des variations du prix des marchandises, des taux de change et des taux d'intérêt pendant la durée de vie restante des contrats sur instruments dérivés.

CAPITAUX PROPRES

Au 30 septembre 2004, 57,69 millions de parts de fiducie d'APF étaient en circulation (33,87 millions en 2003), et la capitalisation boursière d'APF s'établissait à environ 677 M$ (395 M$ en 2003).

APF a émis 0,99 million de parts de fiducie (néant en 2003) au troisième trimestre, aux termes du nouveau régime de réinvestissement des distributions de primes pour un produit de 10,75 M$. Au cours des neuf premiers mois de 2004, elle a émis 2,50 millions de parts de fiducie (néant en 2003) pour un produit total de 27,95 M$ à l'égard du régime de réinvestissement des distributions de primes.

Au cours de 2004, APF a effectué trois émissions de parts de fiducie :

- Le 4 février 2004, APF a procédé à l'émission de 4,78 millions de parts de fiducie à un prix de 11,60 $ chacune pour un produit brut de 55,40 M$. Le produit de ce placement a initialement servi à financer le fonds de roulement et à rembourser la dette, puis à couvrir la partie en espèces de l'acquisition de Great Northern.
- Le 4 juin 2004, APF a émis 12,89 millions de parts de fiducie en contrepartie de 12,18 $ par part de fiducie en vue d'acquérir Great Northern.
- Le 8 septembre 2004, APF a émis 3,10 millions de parts de fiducie à un prix de 11,30 $ chacune, ce qui représente un produit brut de 35,03 M$. Le produit net de ce placement a été utilisé pour rembourser une dette et financer l'accroissement du programme de dépenses en immobilisations pour 2004.

RISQUES COMMERCIAUX

Les risques commerciaux indiqués dans le rapport d'APF pour le trimestre terminé le 31 mars 2004 sont demeurés inchangés.

ESTIMATIONS COMPTABLES CRUCIALES

Les estimations comptables cruciales indiquées dans le rapport d'APF pour le trimestre terminé le 31 mars 2004 sont demeurées inchangées.

PERSPECTIVES

APF fait figure de chef de file dans secteur grâce à un modèle de gestion axé sur le développement intégral des cycles et elle s'est engagée à appliquer sa stratégie qui consiste à acheter des terrains et à exploiter son patrimoine de propriétés au moyen de forages de développement, de remises en production et d'optimisations de champs. APF continuera à accélérer le rythme de son programme de gaz de gisements houillers en accordant une attention particulière à l'ensemble de ses perspectives d'exploitation dans le Horseshoe Canyon. Avec une faible baisse de la production et la possibilité de générer des rendements plus élevés que ceux de la production classique de gaz, le gaz de gisements houillers représente une occasion très intéressante et idéale pour la structure de la Fiducie. Le nouveau budget de dépenses en immobilisations d'APF pour le reste de 2004 se traduira par des activités de forage beaucoup plus intensives au dernier trimestre de 2004 que jusqu'à maintenant.

ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent document sont des « énoncés prospectifs », notamment les perspectives sur les prix du pétrole et du gaz, les redevances, les charges d'exploitation, les estimations de la production future, les dates d'achèvement estimatives des projets de construction et de mise en valeur, les plans d'affaires pour le forage et l'exploration, les montants estimatifs des dépenses en immobilisations et le moment où elles seront effectuées ainsi que les niveaux d'endettement futurs prévus. Les informations sur les réserves contenues dans ce document peuvent aussi être considérées comme des énoncés prospectifs puisque ces estimations comportent l'idée qu'il est possible de produire les ressources décrites de manière rentable. Les projections, les estimations et les opinions présentées dans ces énoncés prospectifs comportent forcément des risques et des incertitudes qui pourraient faire en sorte que les résultats financiers futurs réels diffèrent sensiblement des projections d'APF Energy Trust et d'APF Energy Inc. Ces risques comprennent les suivants, sans s'y restreindre : les risques liés au secteur du pétrole et du gaz (comme les risques d'exploitation liés à l'exploration; la mise en valeur et la production de pétrole brut et de gaz naturel; les risques et les incertitudes concernant la géologie des gisements de pétrole et de gaz; l'incertitude des estimations reliées aux réserves; l'incertitude des estimations et des projections concernant la production, les coûts et les charges; les délais possibles ou les changements de plans à l'égard des projets d'exploration ou de mise en valeur ou des dépenses en immobilisations et les risques liés à la santé, à la sécurité et à l'environnement); les risques liés aux activités exercées à l'étranger (comme l'instabilité politique et budgétaire dans les pays où APF Energy fait des affaires); la possibilité que les politiques gouvernementales changent ou que les approbations des gouvernements soient retardées ou refusées; les fluctuations des prix et des taux de change. Ces risques et d'autres sont décrits dans les rapports d'APF Energy qui sont déposés auprès des organismes canadiens de réglementation des valeurs mobilières. Il n'est pas possible de déterminer avec certitude l'incidence d'un seul facteur sur un énoncé prospectif en particulier puisque ces facteurs sont dépendants d'autres facteurs et que la mesure qu'adoptera la direction dépendra de son évaluation de l'avenir compte tenu de toutes les informations dont elle disposera alors. Les lecteurs sont prévenus que la liste ci-dessus des facteurs importants n'est pas exhaustive. Bien que la société estime que les attentes contenues dans les énoncés prospectifs sont raisonnables d'après les informations disponibles au moment où elle les a formulées, aucune assurance ne peut être donnée quant aux résultats, aux niveaux d'activités et aux réalisations futurs. Tous les énoncés prospectifs subséquents, qu'ils soient présentés par écrit ou oralement, attribuables à APF ou à toute personne agissant en son nom sont expressément sous réserve de cette mise en garde. APF n'a pas l'obligation de mettre à jour les énoncés prospectifs contenus aux présentes advenant un changement de circonstances, d'estimations ou d'opinions de la direction.